EXHIBIT 99.2

EXTORRE GOLD MINES LIMITED

Voting Results for the Annual Meeting of Shareholders Held on June 25, 2012

To:           The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders (the “Meeting”) of Extorre Gold Mines Limited (the “Company”) held on June 25, 2012.

1.           Election of Directors

By a vote on a show of hands, Bryce G. Roxburgh, Yale R. Simpson, Robert G. Reynolds, Ignacio Celorrio, James D.R. Strauss and George W. Lawton  were elected as directors of the Company until the next annual meeting of the Company or until their successors are elected or appointed.

2.           Appointment and Compensation of Auditors

By a vote on a show of hands,  PricewaterhouseCoopers LLP was appointed as the Company’s auditor at a fee to be fixed by the directors.

3.           Approval of Shareholder Rights Plan

At the Meeting, the shareholders were asked to approve an ordinary resolution to ratify the shareholder rights plan agreement dated May 25, 2012 (the “Rights Plan”). According to a ballot vote, the Rights Plan was approved with the following results:

Votes For	Votes Against	Votes Withheld
35,306,709 (55.76%)	28,010,806 (44.24%)	0.00%

Dated as of June 25, 2012

EXTORRE GOLD MINES LIMITED

Per:

“Signed”

Darcy Daubaras,

Chief Financial Officer